
May 4, 2015

Vincent Wenbin Qiu
Chief Executive Officer
Baozun Inc.
Building No. H, No. 1188 Wanrong Road
Zhabei District, Shanghai
The People's Republic of China 200436

> **Re: Baozun Inc.**
> **Registration Statement on Form F-1**
> **Filed April 17, 2015**
> **File No. 333-203477**

Dear Mr. Wenbin Qiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 56

1. We note your disclosure elsewhere in the filing that immediately prior to the completion of this offering, you expect that 9,410,369 ordinary shares held by Jesvinco Holdings Limited, which is wholly owned by Mr. Qiu, and 3,890,369 ordinary shares held by Casvendino Holdings Limited, which is wholly owned by Mr. Wu, will be designated as Class B ordinary shares on a one-for-one basis, and all convertible redeemable preferred shares and all other outstanding ordinary shares will be re-designated as Class A ordinary shares on a one-for-one basis. Please update your capitalization table to separately present Class A and Class B ordinary shares. Additionally, please revise your narrative description of the "pro forma" column in this table to clearly explain which shares will convert to Class A and which shares will convert to Class B.

<u>Taxation, page 166</u>

2. Please tell us what consideration you have given to filing a tax opinion with respect to the tax consequences discussed in this section. Please refer to Section III.A.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

                                  Sincerely,

                                  /s/ Mara L. Ransom

                                  Mara L. Ransom
                                  Assistant Director

cc: Karen M. Yan, Esq.
        Latham & Watkins LLP